

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

Via E-mail
Robin G. Seim
Chief Financial Officer
Omnicell, Inc.
590 East Middlefield Road
Mountain View, CA 94043

> **Re: Omnicell, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-33043**

Dear Mr. Seim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1.   We note that cost of revenues is the largest expense line item; however, you provide minimal disclosure about the costs included in this line item or how these costs have changed from the prior period. Please tell us what consideration you gave to presenting disclosures that would provide greater insight into the relative significance and variability of the significant cost components included within cost of revenues on a consolidated basis and by reportable segment.

Consolidated Financial Statements

Note 2. Business Acquisition

MTS Medication Technologies, Inc.

Identifiable intangible assets, page F-17

2.   We note that the amortization period for customer relationships associated with the MTS acquisition is 28 to 30 years. Please describe the objective evidence you relied on when determining the amortization period. As part of your response, please provide insight into MTS's customer retention history.

3.   We also note that you amortize acquired technology over a 20 year period.   Please provide us with more details regarding the nature of the acquired technology. In addition, tell us how you determined that such technology will not be obsolete or rendered unusable through updates to your technology during the next 20 year period. See ASC 350-30-35-3.

Note 6. Property and Equipment, page F-19

4.   Your disclosure on page 45 indicates that the increase in SG&A was partially due to depreciation expenses for your new corporate headquarters and manufacturing buildings occupied in late 2012. Please explain your basis for including depreciation on manufacturing buildings in SG&A. In this regard, it would appear that depreciation on manufacturing buildings would be a cost of revenue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone, Staff Accountant at (202) 551-3312, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief